Exhibit 99.7

Appendix 3B New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Moko Social Media Limited

ABN
35 111 082 485

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Unlisted Options 2. Unlisted Options 3. Unlisted Options 4. Unlisted Options 5. Performance Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 100,000,000 2. 12,500,000 3. 12,500,000 4. (35,520,000) 5. (20,000,000)

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.   Exercise price of $0.0125 and expiry day of 30 June 2019

2.   Exercise price of $0.01 and expiry day of 31 December 2019

3.   Exercise price of $0.02 and expiry day of 31 December 2019

4.   Various terms, refer to Appendix 1

5.   Refer to Appendix 2

+ See chapter 19 for defined terms.

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Appendix 3B New issue announcement

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1.-3. N/A – on exercise of options ordinary shares will rank equally with existing quoted ordinary shares 4. N/A – expiry of existing unlisted options 5. N/A – expiry of existing performance shares

5	Issue price or consideration	1.-3. Nil consideration 4.-5. N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.-3. Issue of options to Directors as approved by shareholders at the AGM held on 30 November 2016 4.-5. N/A expiry of existing performance shares and options

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	30 November 2016

6c	Number of +securities issued without security holder approval under rule 7.1	0

+ See chapter 19 for defined terms.

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6d	Number of +securities issued with security holder approval under rule 7.1A	0

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	125,000,000 approved at AGM held on 30 November 2016

6f	Number of +securities issued under an exception in rule 7.2	0

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	246,969,418 – 7.1 capacity 165,979,612 – 7.1A capacity

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		19 December 2016

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	1,659,796,126	Ordinary shares

+ See chapter 19 for defined terms.

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		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)		Unlisted options over ordinary shares:

		430,954,755	Class A Unlisted Options, $0.02, Exp 12 Apr 2017

		430,954,755	Class B Unlisted Options, $0.04, Exp 12 Apr 2019

		100,000,000	Unlisted options $0.0125, Exp 30 June 2019

		12,500,000	Unlisted options $0.01, Exp 31 December 2019

		12,500,000	Unlisted options $0.02, Exp 31 December 2019

		7,500,000	Unlisted options $0.19, Exp 26 November 2017, Vest if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30

		1,000,000	Unlisted options $0.196, Exp 31 January 2017

		1,000,000	Unlisted options $0.20, Exp 20 December 2016

		700,000	Unlisted options $0.17, Exp 31 December 2016

		750,000	Unlisted options $0.075, Exp 31 December 2016

		2,000,000	Unlisted options $0.15 Exp 27 November 2018

		1,000,000	Unlisted options $0.02 Exp 28 April 2018

		1,000,000	Unlisted options $0.03 Exp 28 April 2018

+ See chapter 19 for defined terms.

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9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)		Unlisted options over American Depositary Shares (expressed here in ordinary shares where 1 ADS equals 40 ordinary shares

		1,000,000	US$0.15725 Exp 31 Dec 2016

		800,000	US$0.10 Exp 31 July 2017

		1,000,000	US$0.075 Exp 22 Sept 2017

		4,000,000	US$0.0285 Exp 31 Dec 2018

		8,000,000	US$0.08875 Exp 27 Nov 2018

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There is no immediate intention to declare or distribute dividends.

+ See chapter 19 for defined terms.

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Part 2 - Pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

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20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

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32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☐	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

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Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	N/A

39	+Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

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Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	............................................................	Date: 19 Dec 2016
(Company secretary)
Print name:	Emma Waldon

== == == == ==

+ See chapter 19 for defined terms.

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Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	817,886,679

Add the following:

•    Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•    Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•    Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•    Include only ordinary securities here – other classes of equity securities cannot be added

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

841,909,447 being:

817,886,679 (shares issued under pro-rata non-renounceable entitlement issue on 12 April 2016, LR 7.1 exemptions 1 & 2)

24,022,768 (shares issued on 28 April 2016 and ratified by shareholders at AGM on 30 November 2016)

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	1,659,796,126

+ See chapter 19 for defined terms.

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Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	248,969,418
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•    Under an exception in rule 7.2

•    Under rule 7.1A

•    With security holder approval under rule 7.1 or rule 7.4

Note:

•    This applies to equity securities, unless specifically excluded – not just ordinary securities

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

2,000,000 (unlisted options issued on 28 April 2016 to an employee)
“C”
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	248,969,418
Subtract “C” Note: number must be same as shown in Step 3	2,000,000
Total [“A” x 0.15] – “C”	246,969,418 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

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Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	1,659,796,126
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	165,979,612
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•    This applies to equity securities – not just ordinary securities

•    Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•    Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•    It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”

+ See chapter 19 for defined terms.

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Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	165,979,612
Subtract “E” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.10] – “E”	165,979,612 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

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Appendix 1: Expired Options since last Appendix 3B

Options over Ordinary Shares	Exercise Price (A$)	Expiry Date	Number	Vesting Condition

Other Options	US$0.17	30-Jun-16	250,000
Other Options	US$0.05	30-Jun-16	1,000,000
Other Options	US$0.075	30-Jun-16	1,000,000
Director Options	0.042	30-Jul-16	10,000,000
Employee Options	0.06	31-Jul-16	500,000
Employee Options	0.17	31-Jul-16	4,250,000
Director Options	0.19	26-Nov-16	3,000,000
Total Options over Ordinary Shares			20,000,000
Total Options over American Depositary Shares ("ADSs") - see schedule below for terms			15,520,000
Total Options			35,520,000

The exercise price and expiry date of the Options over American Depositary Shares (“ADSs”) (where 1 ADS = 40 Ordinary Shares) on issue in the Company are as follows:

Options over ADSs	Exercise Price (US$)	Expiry Date	Number	Vesting Condition

Employee Options	7.50	30-Jun-16	53,000
Employee Options	6.66	30-Jun-16	2,500
Other Options	4.00	30-Jun-16	25,000
Employee Options	4.58	03-Dec-16	7,500
Director Options	5.35	27-Nov-19	150,000	(2)
Director Options	5.35	27-Nov-20	150,000	(3)

Total Number of ADS Options			388,000
Total Number of ADS Options expressed as Ordinary Shares			15,520,000

Vesting conditions not met:

(2) Vest on 27/11/2016 and if the VWAP of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00

(3) Vest on 27/11/2017 and if the VWAP of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00

+ See chapter 19 for defined terms.

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Appendix 2: Expired Performance Share Terms

Performance Shares

The performance shares are subject to a variation condition that requires the 90 day VWAP of MOKO’s ordinary shares to exceed $0.40. The terms and conditions of this grant of Performance Shares are as follows:

Grant Date	Vesting Date	Expiry Date	Issue Price	Exercise Price
28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares. Performance Shares granted carry no dividend or voting rights.

+ See chapter 19 for defined terms.

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